

April 27, 2015

Via E-mail
Enzo Taddei
Chief Executive Officer
Global Equity International, Inc.
X3 Jumeirah Bay, Office 3305
Jumeirah Lake Towers, Dubai, UAE

> **Re:**   **Global Equity International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on April 10, 2015**
> **File No. 000-54557**
>
> **Item 4.02 Form 8-K/A**
> **Filed on April 22, 2015**
> **File No. 000-54557**

Dear Mr. Taddei:

We have reviewed your April 22, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2015 letter.

Item 4.02 Form 8-K/A filed April 22, 2015

1. We note the quantitative information provided in response to our comment 1 a. and remain unclear how the analysis performed of convertible notes for assessing derivative liability, interest expense, prepaid, certain fixed assets and revenue policy resulted in the determination that significant adjustments were required to be made. Please amend your filing to include a description of the errors that caused your accountants to advise you to place non-reliance on your previously issued financial statements. Include within the amendment the quantitative information described above.

2. We note your response to our prior comment 1 b. Please amend your filing to include this information.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions.

Sincerely,

/s/ Shannon Sobotka
Staff Accountant